Amgen

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

805.447.1000

www.Amgen.com

April 1, 2009

Via EDGAR

Nandini Acharya, Esq.

Staff Attorney

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amgen Inc.
Form 10-K for the Year Ended December 31, 2008
Filed February 27, 2009
File No.: 001-12477

Dear Ms. Acharya:

Pursuant to the conversation today between the Staff of the Division of Corporation Finance (the “Staff”) and John Huber of Latham & Watkins LLP, we are responding to the Staff’s comment letter dated March 24, 2009 regarding the above-referenced filing of Amgen Inc. (“Amgen” or the “Company”). We have set forth below our response to the comment in the letter. For ease of reference, we have included the Staff’s comment in its entirety in bold preceding our response.

Item 1.	Business

Joint Ventures and Business Relationships, pages 30-31

1.

You refer to a license agreement with Johnson and Johnson (J&J) under which you have granted J&J a license to commercialize recombinant human erythropoietin as a human therapeutic in the United States in all markets other than dialysis. We note that, under the agreement, all recombinant human erythropoietin sold by J&J in the US is manufactured by you and sold by J&J under the trademark PROCRIT®. We note your disclosure that you earn a ten percent royalty on net sales of PROCRIT by J&J in the US. Please amend your disclosure to describe the material terms of this license agreement, including the duration, termination provisions and aggregate royalty amounts received to date, if material. Item 601(b)(10)

Securities and Exchange Commission

April 1, 2009

of Regulation S-K requires you to include material contracts as exhibits to your Form 10-K. Please include this license agreement as an exhibit to the Form 10-K or provide us with an analysis supporting your determination that this agreement is not material to your business.

The Company confirms the statements made by Mr. Huber in his conversation with the Staff:

•

The full form of the Company’s license agreement with J&J is incorporated by reference into the Company’s Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) under Exhibit 10.28. The party to the agreement with Amgen is Ortho Pharmaceutical Corporation, a subsidiary of J&J. The Company refers in its filings to J&J and its subsidiaries, collectively, as J&J;

•	The disclosure concerning the material terms of the license agreement is set forth on pages 10, 18, 29, 31, 75 and F-11 of the Form 10-K; and

•

The royalty amounts the Company records pursuant to the license agreement have not been material in any annual or quarterly period covered by the Form 10-K to the Company’s financial condition, results of operations (including revenue, operating income and net income) or to liquidity. Our counsel, Latham & Watkins LLP, concurs with the Company’s position.

* * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 1, 2009

Please do not hesitate to contact John Huber of Latham & Watkins LLP at (202) 637-2200 to discuss this letter.

Sincerely, Amgen Inc.

/s/ David J. Scott
David J. Scott Senior Vice President, General Counsel and Secretary

cc:	Jeffrey P. Riedler, Esq.
Daniel Greenspan, Esq.